

December 27, 2024

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

      Re: Lake Superior Acquisition Corp
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 17, 2024
          CIK No. 0002043508

Dear Edward Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 3, 2024 letter.

Draft Registration Statement on Form S-1 filed December 17, 2024
Cover Page

1.   We note your revisions in response to our prior comment 13. Please further revise your prospectus cover to state the amount of the compensation received or to be received by your sponsor, its affiliates, and promotors, as required by Item 1602(a)(3) of Regulation S-K. In this regard, we note that disclosure in your related party transaction section refers to amounts repayable pursuant to a promissory note and loans to fund working capital deficiencies or finance transaction costs, and also outlines various payments for services that may be rendered, for instance on page 140. Your disclosure should indicate that there is no cap on such payments, if true, and

include a cross-reference to the locations of related disclosures in the prospectus. Additionally disclose how exercise of the over-allotment option would impact the number of securities issued or to be issued (*e.g.*, forfeiture of founder shares and purchase of additional private placement warrants).

Summary, page 1

2.   We note your response to our prior comment 13. Please reinstate the compensation table in your prospectus summary, as required by Item 1602(b)(6) of Regulation S-K. Include revisions as appropriate for consistency with revisions to your cover page disclosure in response to comment 1 above.

Additional Financing, page 7

3.   We note your revisions in response to our prior comment 1, and reissue it in part. Please further revise to specifically discuss how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.

Proposed Business, page 96

4.   We note your response to prior comment 8, and reissue it in part. In addition to extensions and redemptions related to extensions, please disclose the redemption levels in connection with the business combinations of each of Pacifico Acquisition Corp. and Redwoods Acquisition Corp.

General

5.   Your disclosure in response to our prior comment 12 that "[Y]ou must hold rights in multiples of twenty (20) in order to receive shares for all of your rights upon closing of a business combination," appears inconsistent with disclosure that "Each whole right entitles the holder thereof to receive one Class A ordinary share upon consummation of our initial business combination." Please revise to reconcile. If appropriate, include disclosure analogous to that regarding warrants, including that a multiple of 20 units is required in order for a holder to receive and trade a whole public right, and addressing how "fractional" rights (*i.e.,* non-multiples of 20) will be treated upon separation of units and closing of a business combination.

6.   We note that disclosure regarding the potential conversion of working capital loans refers to various securities, including private placement warrants, warrants, and Class A shares or units (for example, *cf.* pages 60, 64, and 84). Please revise disclosure regarding such conversions and related registration rights throughout your prospectus for consistency.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Giovanni Caruso